Levy & Boonshoft, P.C.
ATTORNEYS AT LAW
477 Madison Avenue
New York, New York 10022
(212) 751-1414
Facsimile: (212) 751-6943

February 7, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton, Esq.

Re:	TNT Designs, Inc. Registration Statement Form SB-2, filed April 8, 2005 File No. 333-123941

Dear Mr. Pinkerton:

As you may recall, this firm serves as special securities counsel to TNT Designs, Inc. (“TNT”). Reference is made to the Commission’s comment letter dated March 28, 2006 relative to TNT’s Amendment No. 5 to its Registration Statement Form SB-2. In response to these comments, TNT has caused to be filed Amendment No. 6 to the Form SB-2, a redlined copy of which is enclosed with the original correspondence to show revisions to the filing.

Should you have any questions or require anything further, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Levy & Boonshoft, P.C.

Levy & Boonshoft, P.C.